100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-05

POLYMET REPORTS A YEAR OF SIGNIFICANT PROGRESS
AT SHAREHOLDERS’ MEETING

St. Paul, Minn., July 9, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – is pleased to report 63.82 % of the eligible shares were represented at its Annual General and Special Meeting of Shareholders (the “Meeting”) held on July 9, 2014 in Vancouver, British Columbia and all motions put at the meeting were passed.

Chairman Ian Forrest thanked shareholders for their continued support. Key milestones in the past year include publication of the supplemental draft Environmental Impact Statement, completion of a lengthy public review of the draft EIS and a strong rating by the U.S. Environmental Protection Agency.

Jon Cherry, President and CEO told shareholders the project has made significant progress during the past year. “The environmental review process is nearing completion, with permitting set to follow shortly after the Record of Decision on the final EIS,” he said.

The number of directors of the Company was set at eight. Frank Sims did not stand for reelection and was replaced by Matthew Daley. All other directors were re-elected. A table of election results is setout below.

“We are grateful for the committed guidance Mr. Sims provided the board for the last several years,” Forrest said. “He has seen us through some difficult challenges and tremendous progress.

“The addition of Mr. Daley to the board brings strong technical, construction and operational experience that will be important as we implement the NorthMet Project,” Forrest continued.

Daley, a professional mining engineer, started his career with Mount Isa Mines in Australia, then held increasingly senior management positions with Xstrata plc in Australia, Asia and South America before moving to Canada with Glencore plc.

PricewaterhouseCoopers LLP was re-appointed as auditors of the Company and the board is authorized to fix the remuneration to be paid to the auditors.

The following persons were elected as Directors of the Company to hold office until the next annual general meeting:

Director	Votes For	% For	Votes Against	% Against
Jonathan Cherry	105,179,148	98.13	0	0
Matthew Daley	105,204,923	98.16	0	0
Dr. David Dreisinger	106,513,777	99.38	0	0
W. Ian L. Forrest	105,172,656	98.13	0	0
Alan R. Hodnik	102,954,937	96.06	0	0
William Murray	105,209,048	98.16	0	0
Stephen Rowland	105,195,662	98.15	0	0
Michael M. Sill	105,192,159	98.15	0	0

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"

Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2014 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.